Filed by Finance of America Equity Capital LLC

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Finance of America Equity Capital LLC (SEC File No.:     132-02838)

Date:     February 5, 2021

The following is a transcript of a recorded interview relating to the proposed transaction involving Finance of America Equity Capital LLC and Replay Acquisition Corp.

Patti Cook on Benzinga SPAC Attacks

February 5, 2021

Interview Transcript

Mitch Hoch (MH): So speaking of growth, I mean, let's just already let's jump into our interview. I'm super excited about this interview, we've had her on before. If you missed the first interview, I'm going to have to put it in the description below so you guys can see that one and compare it to this one. As you know, Chris has worked very hard to kind of get you guys some more information. What we try to do guys is always get you guys informed in SPACs and this really what needs to happen in this SPAC industry is more information coming out so that you guys out there are the informed traders. So go ahead, Chris. Let's let's let's bring her on. Let's do this.

Chris Katje (CK): Yeah, we're so excited to have back with us today, Patti Cook. So Patti is the CEO of Finance of America. That company is going public in a SPAC merger with Replay Acquisition that is symbol RPLA. Welcome to the show once again Patti Cook.

MH: How we doing, how we doing? Yep, we’ll get you centered out, no worries. If anything I'll get myself on the screen, I'm not as pretty, you know so.

Patti Cook (PC): Yeah. No no. So Chris, how are you?

CK: I'm great, it's great to have you back on the show Patti, so our viewership has grown so we definitely wanted to get you back on the show so more people can become, you know, familiar with your company as we look forward to, you know, this merger getting completed. So want to dive right into questions here, and I realize some of these may be repeat from our last interview, but again want to get that information out to new people. So…

PC: Sure.

CK: Yes, the first question is, you know, why a SPAC deal, um, to take Finance of America public here?

PC: So I, you know, as I've said before, it was always our intention to go public. If you look at Finance America, we started with private equity capital in 2014 and we knew that in the long run being public and having access to both the equity and the tech markets would allow us to continue to have the flexibility to grow the platform, so we were all set to go public. What was interesting for us is this particular SPAC. And what I mean by that, we thought the sponsors of the pack - Edmond Safra, Chinh Chu, Lance West - given their pedigree and their background and their reputation, we thought aligning ourselves with them in this particular SPAC would be accretive to Finance of America.

CK: Perfect. So I want to touch a little bit about the merger timeline so I realize you probably can't give us an exact date, but how are things looking as far as, uh, completing this deal going forward?

PC: Yeah, we're on the, we're on the timeline that we've indicated before, which I'm going to say is the end of the first quarter, maybe early April. So we're, we’re on track.

CK: Perfect, that's always such a positive to hear, you know, with those timelines matching up from the original presentation.

PC: Yup.

CK: Another thing I want to touch on so you know, as I read through the presentation, one of the things that really sticks out for me with Finance of America is a motto that, um, the customer is first, last and always. Why is this so important to Finance of America, and from a financial perspective, how does this lead to, uh, possible cross-selling different products and services to those customers?

PC: Yeah, Chris, it's something we're really proud of. So customer first, last and always has already demonstrated, uh, sort of the value of that philosophy, and it shows up in two things: our Net Promoter Score, which is over 95 percent, as well as our recapture rate in the mortgage market. So in retail, when we do an original loan with a customer and they want a refi, they come back to us and refi 50 percent of the time and that really is without us even initially soliciting because we didn't own the servicing. So if you just capitalize on that observation, we believe the opportunity to extend that cross-sell to include our other products is going to provide dividends. Good example would be, um, within our commercial business we have a fix and flip product, and Finance of America Mortgage is already generating about 25 percent of the volume in that commercial space. So we're really excited about the opportunity to cross-sell.

CK: Perfect, so I know we talked before, we have a new administration so we have a new president with Joe Biden. Um, but since the last time we talked we also now have a Democrat-controlled Congress. How could this impact a company like Finance of America going forward?

PC: So I think when I look at the administration overall, the single biggest impact that the administration broadly is going to have, it's the Fed’s posture. So if you look at the industry overall and the Feds continued, uh, sort of guidance that they're going to keep rates low, and are continuing to support the market by buying treasuries and mortgages, that maintains the tailwind in mortgage. When you look at the overall, uh, sort of Democratic administration and where they lean, what are they likely to do? They're likely to lean into credit, and they're likely to lean into customer advocacy. Honestly, I don't think any of the changes they'll make are game changers, right? At the margin, it may be a good tailwind for mortgage, but it really doesn't change our outlook, nor do I think it's a real meaningful change in, let's say, the volumes that are expected for 2021.

CK: Perfect. So, you know, you mentioned, uh, what may they do. So there's been some talks of some, uh, you know, homebuyer credits, also, you know, another round of stimulus, uh, you know, is, is any of that baked into financial projections? Or since you say possibly, you know, on the low end of volume does this really not change the overall, uh, financial outlook of the company?

PC: Yeah, it's definitely not in our projections and I'm not sure it changes our overall, let's say, budget planning for 21.

CK: Perfect. So how has a company like Finance of America, you know, shifted during the pandemic?

PC: So the pandemic was really interesting because I think it speaks to the flexibility of the platform. So two things to talk about. We moved seamlessly to a work from home environment. We have 6,000 employees, 1,000 of which are in Manila. And if you look at the productivity statistics, we were actually more productive in 2021 then we were in 20, so from an operational perspective we executed flawlessly from my perspective. In addition, if you look at the opportunity created in March as a management team, we made some quick, facile, and effective decisions. A good example, and I think we talked about it before, is an asset within mortgage called mortgage servicing rights, or MSR - is a servicing strip. Prior to March, we sold it. It was trading at about a point during March, like illiquidity, and that mortgage servicing right was as cheap as 25 basis points. We immediately pivoted from selling to retaining that MSR. In addition, we were a little worried about our commercial business and the uncertainty around the economy. So we backed off lending there and actually suspended lending for a couple of months and pivoted some of our resources over to mortgage, to be, to make sure we were capitalizing on what we thought was going to be a tremendous opportunity. So I think if you look at COVID we were flexible, we adapted quickly and we executed well.

CK: So to diversify over the years, Finance of America has made, you know, some acquisitions. Can you talk about some of these acquisitions that have been made and how they kind of fit into the overall Finance of America business model?

PC: Yeah, absolutely. So, Finance America was built purposely to generate cycle-resistant earnings. And we all know that if you're a mortgage-only lender, you're going to live through the ups and downs of interest rates and mortgages. So when we look to put the company together, we wanted to have a series of businesses that were complementary and uncorrelated. So mortgage, you've got rates, reverse, you've got the aging baby-boom population that needs a new product, and in commercial you've got fix-and-flip and the aging inventory. So if you look at the companies we bought within lending, they were meant to build those out, and then we bought a series of businesses in Incenter, a title company, an appraisal company, all to generate fee-for-service. So the acquisitions were purposely built and I, as you see us go forward, we will selectively and strategically continue down that path of adding complementary businesses that support growth and cycle-resistant earnings.

CK: Perfect, that was going to be my next question, is, you know, will we continue to see more acquisitions, so I guess I'll hit on my next one of, you know, what are, what are the new areas of growth for Finance of America, you know, that maybe haven't launched yet, that could provide, you know, some upside, you know, into financials and for investors here.

PC: Yeah, so we've got several things that are imminent, which what I mean by that is, you'll see evidence of them in 2021. One, are agricultural loans to tenant farmers. It's a $60 billion industry. It's an underserved population and, uh, we are partnering with a lender there to increase penetration. I mean we did something like only 50 million last year. We think we'll do 500 this year, but this could be a multibillion dollar business for us, and the opportunity is really a great one. In addition, we've talked about home improvement and point of sale. This is such a great add-on for Finance of America. Think about it. You're partnering with, um, the, uh, provider of this service, so you're partnering with the construction company or the one doing the home improvement. They're able to go into a potential borrower and at the same time talk to them about how the borrower might finance the work. So for us, this is a great way for customer acquisition. It's a growing need, right? We talk about the aging housing stock. We know there is demand and it's another really great way for us to add customers to the overall Finance of America platform.

CK: Perfect. So um, I know Mitch has some questions from uh, you know, some competitors here. But before, you know, he gets into those, one of my questions, you know, again, I look at that presentation and I see strong earnings growth, right? So you know, is there, uh, talks of a dividend in the future and, you know, what will determine that for the company?

PC: Yeah, great question. So we generate a fair amount of free cash flow and I think initially we'll see whether or not that cash flow can be deployed at an attractive sort of return on equity to grow the business. And we would either do that organically or inorganically through acquisitions. If once we have looked at those opportunities we still have a fair amount of cash flow then I think we'll look at, uh, potentially improving the balance sheet. Maybe look for an earnings upgrade on our debt, and then if that also, we're in a position where we're comfortable, then we'll look at maybe share buyback or a dividend policy.

MH: Alright, want to jump in here and ask a question. So one of the things that I've been looking at and I'm going to pull up the investor presentation here, uh, to kind of give a little background, is so one of the things I notice is you know, this consistent improvement over time, you know, and the growth that you guys have had here, in 2017, 2018, 2019, comparable to a, a company like Rocket here, and really the significant structures of those tailwinds between mortgage, reversal and commercial. And one thing you can clearly see guys here, is, is how it's kind of leaning towards and lowering down a little bit of that mortgage and being a little bit more diversified. How is that going to affect your company and how is Finance of America different from someone like Rocket or United Mortgage, uh, Wholesale Mortgage?

PC: Yeah, so Mitch, this is a great chart. I love that chart because it shows the difference. I mean, Rocket is a great company, right? They've got great technology. They've got a great story. I believe they can grow their market share, but they are still highly correlated to what happens in the mortgage market. Whereas for us, because of the other businesses, we can maintain, I'm just going to say a steadier level of growing earnings over time. And it's a combination of the lending companies being diversified and it's a combination of the fee-for-service which we get from Incenter and portfolio management that makes us different from the mortgage-only lenders.

MH: Definitely. So one thing I notice is how much does your company kind of pay attention to the competitors’ earnings reports? You know, recently we just got a, an earnings report out from United…

PC: Yup.

MH: Wholesale Mortgage. And so how can at least, uh, investors out there, how can we take these earnings reports to kind of adjust that to show the overall growth in the markets and how Finance of America can really gain this market share?

PC: So you know, mark-- first of all, we are interested in the competitive environment. And as an aside, you know we subscribe to something called Stratmor which gives us data about our mortgage competitors and everything from efficiency gain on sale, etc. So having competitive information is helpful, but having said that, I mean, UWM or Rocket have a very different business model than we do. So I look at their earnings, we make a comparison. But it has, in a way, limited value. It's not going to change anything that we're doing, and I think one of the big differences between us and them is you're not going to hear me talk over and over again about the way we're going to grow is via growth and market share. We are strategic about looking at, improving and growing each one of our businesses. I mean in reverse, were generally always number one or number two, so it's not really a market share target there. And in mortgage, you know we saw an opportunity to grow our TPO business, and we see that opportunity because we have a third party managed fund that wants to invest in the MSR from that channel. We have already hired people and doubled our volume. So we came to the growth in TPO not because we sat here and said we want to grow our market share by half a percent. We looked at a strategic opportunity to grow in that market because of some strong fundamentals.

PC: I can't hear you.

MH: The old, mute trick. Ah no, but you could see that in the investor presentation. Also the innovation from the MSR fund that you guys have. So definitely I'm going to take a look at that. One thing that I've that I've been kind of thinking about and this was mentioned back in November kind of more when Biden wasn't a president yet, so we don't know how he's going to approach this. But, the tax credit that was mentioned maybe a potential first time buyer tax credit. You know, the last time we saw this was, you know, after the financial crisis and so what do you think? Do you think this is possibly happen? And how could that have an effect on your company?

PC: I mean, if you look at, so let's look at what's happening in mortgage originations. If you look at what's being forecast, clearly purchase volume is, and it has been, and will continue to increase. Whether you look at Fannie, Freddie or the MBA and that has a lot to do with the fundamentals of household formation and millennials. Like you, can look all the way back like 33 years and look at births in this country and you can project that yes, millennials are increasingly looking to buy a home. So I think any tax credit, anything the administration does is just further fuel to that tailwind. Again, I don't think that's going to change the forecast for purchase volume by a huge number, but it just continues to support a trend that I think is solidly in place.

MH: Hey, I can't blame you for talking about that trend. I myself am starting to get into the market for a home. You know, I've been saving up for a couple of years now and then I think this with the interest rates being in the environment that we're in right now.

PC: Exactly.

MH: Definitely. I mean you couldn't ask for better interest rates. Really, I mean, you know they haven't been.

PC: Yeah, you've got interest rates. You get it tax credit. I mean, come on Mitch, you got to buy a house.

MH: Right? The wallets’ getting ready and I’m going to have to pull it out let's just say. So let's go ahead and bring on Chris. Any other last question here?

CK: You know I saw a couple of questions here in the chat, one was about, and you know, kind of the breakdown of revenue across the business segment. So can you kind of walk us through how the revenue split for Finance of America?

PC: Yeah, there's actually a chart in the investor deck that shows that, and I think what you're going to see now is that revenue and EBITDA both have been dominated in ‘20 and likely will be again in ‘21 by mortgage. It's an outsized opportunity, it's almost like we have this many lending businesses, they're like options, right? And when one option is really in the money, which mortgages today, you're going to take advantage of it. But I think when you look at our earnings, focus on the growth in the other channels. So you can look at reverse, which is probably forecasted next year to be maybe 25 percent roughly of EBITDA, but as those businesses grow, they provide support right for what may ultimately be for us a modest decline in mortgage is hard to tell. But I think those, that dynamic is another one.

MH: So right now I'm showing the addressable markets here, and you can see here from mortgage you got 11 trillion addressable market. You got reverse mortgage, 7 trillion commercial, 3 trillion and investing 41 trillion here. So definitely you can see the addressable market isn't no little one here, so just wanted to kind of show that.

PC: Yeah. No, they're all big right? And the thing that's driving them all is different, which is what's so attractive to us. You know, you look at the reverse mortgage market we think that market will grow absolutely and will be a beneficiary given our position. When you look at mortgage, it's different, right? It's not that that overall market is going to grow, but somehow we will continue to grow because of our strategic conditions. So I think over time you can, there's another chart in the deck that shows you know what forecast for earnings and where it's coming from and I think you're going to continue to see it be diversified. And we're excited to tell that story over time, right? It's different. We haven't been at it long enough, but I think the credibility and the understanding will accrue to us as we demonstrate and do what we said we're going to do.

MH: Yeah, definitely. We're definitely, you know, showing on the investor deck you know that that early into the multi-year refi boom, so definitely going to pay attention to that.

PC: That's incredible. Watch it. It's amazing. I mean you still got 80% of the mortgage market that is in the money for a refund and the industry can't do it fast enough. You know people will say well, why hasn't everybody refied and it's like well, for one thing, the industry can't handle all the volume, right?

MH: Yeah, I've heard that I've heard. Definitely heard that same comment so.

PC: Which is a great., it's a great position to be in as a mortgage lender.

MH: Yeah, definitely a great position for you to be in and I think it's a good environment definitely overall for all refis. I mean at the end of the day, there's not many people that got that interest rate when they first got their mortgage rate. So of course it's definitely going to be an interest. Chris got one more for us?

CK: Yeah, I got one more question from the chat. And you know one of the things that stands out in that presentation again is the years of experience. So Patti, I know you've been in this industry, you know for, you know, I don't know how to say it at this point for a long time.

PC: Yeah, 40 years, it's like that decades, yeah.

CK: So yes, so lots of experience. So the question we got was you know what excites you the most personally, about being in this space.

PC: I mean, it's amazing that I can say this after 40 years, but I love my job and honestly I don't think I could have a, I could be in a position with this company and all of the opportunity we have going forward. You know we have a great management team, right? We're going public. We have access to capital and debt and we've already demonstrated an ability to make this platform work. So you know, for me, let's be honest. I'm at the tail end of my career, not the beginning, and I couldn't be more excited as a way to finish it off than this.

CK: Perfect so guys again. You know big shout out to Patti Cook for joining us on the show once again to get you guys this information about this great company. So again, Finance of America going public in a SPAC merger with Replay Acquisition that is ticker RPLA. So thank you Patti for your time and we look forward to following the progress of your company.

PC: Awesome, thanks a lot guys. Have a great weekend.

MH: Thank you, Patti.

Important Information About the Proposed Business Combination and Where to Find It

In connection with the proposed business combination, a registration statement on Form S-4 (the “Form S-4”) has been filed by Finance of America Companies Inc., a newly-formed holding company (“New Pubco”), with the U.S. Securities and Exchange Commission (“SEC”) that includes a preliminary proxy statement of Replay Acquisition that also constitutes a preliminary prospectus of New Pubco. Replay Acquisition, Finance of America and New Pubco urge investors, stockholders and other interested persons to read the Form S-4, including the preliminary proxy statement/prospectus and amendments thereto and, when available, the definitive proxy statement/prospectus and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials will contain important information about Finance of America, Replay Acquisition, and the proposed business combination. Such persons can also read Replay Acquisition’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, for a description of the security holdings of Replay Acquisition’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. When available, the definitive proxy statement/prospectus will be mailed to Replay Acquisition’s stockholders as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Replay Acquisition Corp., 767 Fifth Avenue, 46th Floor, New York, New York 10153, or info@replayacquisition.com. These documents, once available, can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

Participants in the Solicitation

Replay Acquisition, Finance of America, New Pubco and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Replay Acquisition’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Replay Acquisition’s directors and executive officers in Replay Acquisition’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 25, 2020. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Replay Acquisition’s shareholders in connection with the proposed business combination is set forth in the proxy statement/prospectus for the proposed business combination. Information concerning the interests of Replay Acquisition’s and Finance of America’s participants in the solicitation, which may, in some cases, be different than those of Replay Acquisition’s and Finance of America’s equity holders generally, is set forth in the proxy statement/prospectus relating to the proposed business combination.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Replay Acquisition’s and Finance of America’s actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Replay Acquisition’s and Finance of America’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Replay Acquisition’s and Finance of America’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the definitive transaction agreement (the “Agreement”); (2) the outcome of any legal proceedings that may be instituted against Replay Acquisition, New Pubco and/or Finance of America following the announcement of the Agreement and the transactions contemplated therein; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the shareholders of Replay Acquisition, certain regulatory approvals, or satisfy other conditions to closing in the Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the transaction to fail to close; (5) the impact of COVID-19 on Finance of America’s business and/or the ability of the parties to complete the proposed business combination; (6) the inability to obtain or maintain the listing of New Pubco’s shares of common stock on the New York Stock Exchange following the proposed business combination; (7) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (8) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Finance of America to grow and manage growth profitably, and retain its key employees; (9) costs related to the proposed business combination; (10) changes in applicable laws or regulations; and (11) the possibility that Finance of America, Replay Acquisition or New Pubco may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Replay Acquisition’s most recent filings with the SEC and in the Form S-4, including the preliminary proxy statement/prospectus filed in connection with the proposed business combination and, when available, the definitive proxy statement/prospectus. All subsequent written and oral forward-looking statements concerning Replay Acquisition, Finance of America or New Pubco, the transactions described herein or other matters and attributable to Replay Acquisition, Finance of America, New Pubco or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Replay Acquisition, Finance of America and New Pubco expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Replay Acquisition, New Pubco or Finance of America, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.